70 - 202A



03034559

803-177

OCT 17 2003

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
Atapco Financial Services, Inc.
10 East Baltimore Street, Suite 1101
Baltimore, MD 21202-1620

APPLICATION FOR AN ORDER
UNDER SECTION 202(A)(11)(F) OF THE
INVESTMENT ADVISERS ACT OF 1940
DECLARING THE APPLICANT TO BE A
PERSON NOT WITHIN THE INTENT OF
THE INVESTMENT ADVISERS ACT

Please direct all communication regarding this Application to:

David F. Freeman, Jr., Esquire
Arnold & Porter
555 Twelfth Street, NW
Washington, DC 20004

with a copy to:

Lynn Wintriss, V. P. and Managing Director
Atapco Financial Services, Inc.
10 E. Baltimore Street, Suite 1101
Baltimore, MD 21202-1620

Dated October 14, 2003

I. INTRODUCTION

Atapco Financial Services, Inc. ("Company"), a Maryland corporation, hereby submits this Application for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. The Company is a "family office" that performs services exclusively for the members of the extended family consisting of the descendants of the late Jacob and Hilda K. Blaustein, and for trusts and other entities created by and owned for the benefit of that family. For the reasons set forth below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND

The Company is a wholly-owned subsidiary of American Trading and Production Corporation, ("Atapco"), a Delaware corporation. All of the outstanding stock of Atapco is owned directly by, or for the exclusive benefit of, the lineal descendants of Jacob and Hilda K. Blaustein (the "Family"). Atapco is a private investment company excluded by Sections 3(c)(1) and/or 3(c)(7) of the Investment Company Act from the definition of "investment company" under that Act. Atapco invests as principal and owns, directly and through subsidiary companies, a variety of family investments. Atapco has its own operations, staff and board of directors separate from those of the Company. Atapco does not have "clients," does not provide investment advice to Family members (or others), and does not charge advisory or other service fees to Family members or other persons (other than an allocation of overhead to subsidiary companies of Atapco).[1]

The Company was established as a separate entity in 1999 to perform the services of a family office for members of the Family, their spouses and former spouses, and the trusts and other entities (including Atapco) created by them (collectively, the "Clients"). Currently, there are fewer than 50 living Family members in three generations occupying thirteen separate households. As additional Family members reach the age of majority, it is expected that there will be more than 15 households serviced by the Company in the future. Jacob and Hilda Blaustein and members of the Family have established approximately 100 trusts for the benefit of Family members; interests in trusts established by Family members and serviced by the Company may in some cases be owned beneficially by charitable organizations or foundations, as well as by family members of spouses of Family members (such as parents, siblings and nieces and nephews of spouses of Family members). Although the Company does not exercise investment discretion (except in two cases as an

[1] On occasion, Atapco identifies investment opportunities that it does not wish to pursue for investment by Atapco but that it believes may be of interest to individual members of the Family, and will communicate those opportunities to members of the Family (its stockholders), either directly or through the Company. Atapco does not charge fees for doing so.

incident to service of Company staff as co-trustees on certain Family trusts), it does supervise the affairs of certain Family member accounts and trusts with aggregate assets well in excess of $30 million.

The Clients own a variety of different types of investments, including publicly traded stocks and bonds, private equity and real estate, and also own or invest in small startup operating businesses. With a staff of six, the Company manages the financial resources of the multi-generational Family. The mission of the Company is to provide innovative stewardship of the unique resources of its Clients, serving the financial and personal needs of the Family and its future generations, and representing the Family and its members as a gatekeeper. The services provided by the Company include facilitation of and assistance in estate planning; preparation and analysis of financial statements and financial planning packages; trust administration; record keeping; tax planning, reconciliation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians, and others as needed. Underlying many of these responsibilities is the contribution of information to permit Clients to make asset allocation decisions and the provision of federal and state tax advice. The Company's Clients currently consist of (1) the immediate members of the Family and their spouses and former spouses, and (2) the trusts, partnerships, corporations, limited liability companies, foundations and other entities created by them. In addition to this current client list, the Company would like the flexibility under the requested exemptive order to provide services to the following additional categories of persons: (3) charitable organizations created by Family members; (4) family members of spouses of Family members (such as the parents, siblings, nieces and nephews and grand-nieces and grand-nephews of spouses of Family members) and trusts, partnerships, corporations, limited liability companies and other entities created by and for such family members of spouses of Family members; and (5) trusts, corporations, limited liability companies and other entities created and funded exclusively by Family members or family members of spouses of Family members in which a foundation or charitable organization owns a beneficial interest. All of these existing and intended individual Clients are closely related by birth, marriage or adoption, and each of the entity clients, other than charitable organizations and foundations, are wholly-owned and controlled by or for the benefit of Family members, and in the case of trusts, were created for the benefit of Family members, family members of spouses of Family members, charitable organizations and foundations. The Company has not provided, and does not intend to provide, any of its services to the general public. Although the Company provides many services for its Clients, the Company does not make any investment decisions for them. The services provided by the Company do not include investment advice, except to the extent it is incorporated within and incidental to the services listed above, such as estate planning assistance, tax return preparation, analysis of financial statements and financial planning packages, trust administration, and coordination of professional relationships with investment advisers, in which case the contribution of information to permit Clients to make investment decisions is an underlying responsibility.

The fees paid by the Company's Clients cover a portion of the salaries and expenses of the Company. Atapco pays the balance of such salaries and expenses.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." While the Company's activities consist primarily of administrative activities other than providing investment advice, some aspects of the Company's services may be considered "investment advice" under Commission precedents, such as those regarding service as a trustee, and advice regarding other investment advisers.

Section 203(b) of the Advisers Act provides several exceptions from registration, that, with one exception, would not appear to apply to the Company, and the Company expects to lose the benefit of that one exception in the very near future.

Specifically, the first exception, for "intrastate" investment advisers, may not be available to the Company because not all of the Company's Clients are residents of Maryland; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective, because it would sharply limit asset diversification considerations in the future.

The second exception may not be available to the Company because none of the Company's Clients is an insurance company.

The third exception, for "private" investment advisers with fewer than fifteen clients, might not be available if the Company were required to consider and count as separate Clients (a) each of the immediate members of the Family, and (b) the trusts, foundations, partnerships, corporations, limited liability companies, and other entities created by them. While Family members currently are resident in fewer than fifteen households, that number will soon be exceeded as several younger Family members are about to reach majority and will likely establish separate residences before long. In addition, the application of the counting regime under the safe harbor provisions of Rule 203(b)(3)-1 (17 C.F.R. § 275.203(b)(3)-1) to the large number of complex multi-generational trusts established and owned by Family members (some of which include as beneficiaries family members of spouses of Family members, and some may involve trusts beneficially owned by Family members in more than one Family household) presents some degree of uncertainty as to whether the Company might be deemed currently to have more than 14 "clients." Moreover, if the Company were to provide services to family members of spouses of Family members, the Company would have more than 14 "clients."

The fourth exception may not be available to the Company because it is neither a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization.

The fifth exception may not be available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person.

The sixth exception may not be available to the Company because it is not an investment adviser registered with the Commodity Futures Trading Commission.

Last, because the Company supervises aggregate Client assets in excess of $30 million, the Company would not be prohibited from registering with the Commission under Section 203A(a) of the Advisers Act but has refrained from doing so in reliance on (a) the legal arguments set forth below, and (b) based upon having in the past fewer than fifteen "clients" for purposes of Section 203(b) of the Act.

Therefore, if the Company were found to be within the definition of investment adviser, it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities, such as they are, make up a relatively small portion of the services that its employees perform, (iii) the Company generally does not make investment decisions for its Clients, (iv) the payments received by the Company cover only a portion its salaries and other expenses and are not expected to generate a profit, and (v) a large portion of the Company's employees' time is spent on "family office" tasks for the Clients, and the Company has no plans to offer its services to anyone other than its Clients. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Advisers Act.

IV. DISCUSSION

A. The Company's Advice is Incidental To Administrative, Trust and Family Office Services

The Company provides investment advice on proposed investments only in the context of the services described above, for its Clients. The Company believes that its family office activities are well out of the mainstream of the types of advisory services provided by most investment advisory firms that provide services to the general public.

Second, the Company generally does not have investment discretion over its Clients' investments.[2] In short, all of its Clients make their own investment decisions (or hire third party investment managers to make investment decisions) based only in part on the services performed and information provided by the Company. The Company provides investment advice only to the extent it is incorporated within and an incident to the trust, administrative and family office services described above.

Third, the Company's investment advisory activities, such as they are, constitute a small portion of the Company's overall activities. Of the Company's six employees, only one has any involvement whatsoever in the investment advisory activities. The Company believes that the relative insignificance of its investment advisory activities as part of the total mix of family office, trust, tax-planning and administrative services performed for the Clients must be taken into account in determining whether its services as a family office to the Family require registration under the Advisers Act.

B. The Company Does Not Hold Itself Out to the Public as an Investment Adviser

The Company does not hold itself out to the public as an investment adviser. Specifically, the name of the Company, which does not itself suggest investment advisory services, is not listed in any telephone book and appears only on the index of tenants located in the lobby of its building. The Company does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. Outside of members of the Family and those who provide services to the Company and its Clients—such as its investment bankers, commercial bankers (including those offering services without necessarily being retained), accountants, and lawyers—the Company does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

Second, the payments that the Company receives for its services to the Clients are largely payments for family office, trust, tax compliance, administrative, accounting, support, and oversight functions. The small portion of the charges made which might be indirectly related to activities that could be characterized as "investment advice" relates to the provision of both the gatekeeper function for the family in reviewing the activities of third-party investment managers and assistance in federal tax matters involved in the process of the Clients making estate and annual tax planning decisions involving investments, as well as the coordination and implementation of such decisions. No portion of the Company's charges to any of its Clients is identified as compensation for the furnishing of investment advice. The Company is not operated as a profit center and charges fees to Family members in a manner designed essentially to cover the costs of operating the Company. The Company's situation, then, is clearly distinguishable from (i) a broker-dealer

[2] In two cases, a Company staff member serves as co-trustee of trusts established by Family members. The trust instruments in these cases may provide investment discretion to the trustees, but in practice that is shared with co-trustees who are family members or banks or trust companies, and thus the Company's Staff serves more in an administrative oversight capacity than as discretionary investment managers.

that charges a brokerage commission when effecting securities transactions that are related to giving investment advice, (ii) an insurance agent who receives a sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may be paid a flat fee for designing an estate plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the event and the isolated nature of the payment for investment advisory services rendered. By contrast, the Company receives payments from its Clients for all of the services that it renders, only a very small portion of which could even be characterized as investment advisory in nature.

Third, the Company's principal activities are not investment advisory in nature. As discussed above, by far the largest portion of the Company's activities involve providing services to the Clients that do not involve investment advice of any kind.

C. There is No Public Interest in Requiring the Company to Register under the Advisers Act

The Company is a private organization that was formed to provide family office services for the Family. The Company is owned indirectly through Atapco by the Family to which it provides services. All of the Company's current and intended Clients have a very close relationship with the Family in that they are all either immediate members of the Family, spouses or former spouses of such individuals, family members of such spouses, or entities created by and for those individuals. There are no public clients in the sense of retail investors or institutional clients. Indeed, the types of services provided to the Clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors or institutional customers. By the same token, very few retail or institutional investors would be willing to receive the narrowly focused investment advice provided by the Company and use that for making their own investment decisions. The Company's services are shaped and tailored to the needs of its Clients, not to the needs of the retail public or institutions. That is why the Company does not exercise investment discretion over any of the investments made by its Clients.

Second, the Company has no plans, now or in the future, to solicit or accept clients from the retail or institutional public. The Company was organized as a family office for the Family and that is expected to be its exclusive mission.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least seven other instances. *In the Matter of Bear Creek Inc.*, Investment Advisers Act Release No. 1935 (April 4, 2001) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family); *In the Matter of Kamilche Company*, Advisers Act Release No. 1970 (Aug. 27, 2001) (corporation that provides family office functions for members of a multi-generational family and the trusts, foundations, partnerships, limited liability companies and other entities created by that family); _In the Matter of Longview Management Group LLC_, Advisers Act Release No. 2013 (Feb. 7, 2002) (limited liability company that serves as a family office for members of an extended family created to conduct the investment affairs and manage the assets of that family); _In the Matter of Moreland Management Company_, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the Trust, to serve as vehicles for investments); _In the Matter of Donner Estates, Inc._, Investment Advisers Act Release No. 21 (November 3, 1941) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); _In the Matter of The Pitcairn Company_, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation, whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); and _In the Matter of Roosevelt & Son_, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership, organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries).

Each of the above Commission orders under Section 202(a)(11)(F) of the Act shares certain characteristics in common with the Company's application. Each involves a company, owned directly or indirectly through trusts or a family holding company by members of a single extended family, and operating as a "family office" for that family, often in several generations, with more than fifteen members. Each company provides primarily administrative, tax, and gatekeeper or "manager-of-manager" type functions in the review and oversight of third party professionals (including investment managers) to provide services to members of the family. In most of the cases the advisory services were minimal and incidental to the non-advisory services, although in one order, _In the Matter of Longview Management Group, LLC_, it appears that a primary function of the family office is to provide investment management services. Each of the more recent Commission orders appears to involve a company supervising aggregate client assets in excess of the exclusive federal registration threshold of Section 203A of the Investment Advisers Act. None of the companies that has received any of the prior orders holds itself out to the public as an investment adviser or accepts clients that are not part of or closely associated with the family.[3] Several of the orders involve companies that are owned by, or are affiliated with, a

[3] Certain of the orders involve family offices that provide certain services to charitable organizations and foundations established by family members, _see In the Matter of Moreland Management Company_, Rel. IA-1705 (Mar. 10, 1998), as well as to a broader extended family than currently serviced by the Company, and long-time current or retired employees of the family, all of which would support the Company's desired ability to expand its client base to include those additional categories as set forth above in our Request for an Order. _See, e.g. In_

private family investment company (in trust, corporate, partnership or limited liability company form) that invests as principal a substantial portion of the family's assets, in much the same manner as Atapco is affiliated with the Company. *In the Matter of Longview Management Group, LLC*; *In the Matter of Kamilche Company*; *In the Matter of Moreland Management Company*.

As in those prior orders under Section 202(a)(11)(F) of the Investment Advisers Act, the Company is a private company, organized to provide "family office" services to members of one family. The Company is owned and controlled by that Family, and does not hold itself out to the public as an investment adviser and does not have clients that are not associated with the Family. The Company's services are narrowly tailored to the needs of the members of the Family. The Company does not provide the type of investment advice normally associated with retail or institutional investment advisory firms that provide services to the public. As a result there is no need to apply the Act to the activities of the Company. To require the Company to become registered as an investment adviser with the Commission or state securities regulators[4] would be inappropriate and not in the best interests of the Family or the public. Moreover, the Family's desire for privacy with respect to its finances and affairs would be compromised by the public availability of information regarding the Company and its assets under management and supervision, if the Company were to become registered under the Advisers Act. No useful purpose would be served by requiring the Company to register under the Investment Advisers Act, and registration could significantly and adversely affect the ability of the Company to engage in the efficient administration of the assets of Family members.

The Company believes that the issuance of an order under Section 202(a)(11)(F) of the Act is fully justified and is in the public's interest.

---

the Matter of Longview Management Company, LLC. *Cf*, Investment Company Act § 2(a)(51)(A)(ii) (family company as qualified purchaser can include interests owned by charitable organizations and foundations).

[4] We understand that by operation of Section 203A(b)(1)(B), an exemptive order from the Commission under Section 202(a)(11)(F) will also exempt the Company from state investment adviser registration.

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

David F. Freeman, Jr., Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5745

with a copy to

Lynn Wintriss, V. P. and Managing Director
Atapco Financial Services, Inc.
10 E. Baltimore Street, Suite 1101
Baltimore, MD 21202-1620

All requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verification required by Rule 0-2(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-2(g) under the Advisers Act, is attached as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company respectfully requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act. The Company submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and By-Laws of Atapco Financial Services, Inc. have been complied with in connection with the execution and filing of this Application. Atapco Financial Services, Inc., by a resolution duly adopted by its Board of Directors as of September 10, 2003 (a certified copy of which resolution is attached as Exhibit A to this Application) has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof. Atapco Financial Services, Inc. has caused the undersigned to sign Application on its behalf in the City of Baltimore, State of Maryland on this 14th day of October, 2003.

ATAPCO FINANCIAL SERVICES, INC.

By: 
Lynn Wintriss
Managing Director

Attest: 
Anne A. Patterson
Assistant Secretary

EXHIBIT A

ATAPCO FINANCIAL SERVICES, INC.

The undersigned hereby certifies that she is the Managing Director of Atapco Financial Services, Inc., and further certifies that the following resolution was duly adopted by its Board of Directors on September 10, 2003, and is still in full force and effect.

RESOLVED, that any appropriate officer of Atapco Financial Services, Inc. be, and each of the officers is, hereby severally authorized and directed to prepare and execute on behalf of Atapco Financial Services, Inc. and to file with the Securities and Exchange Commission (''SEC") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") an exemptive application for an order declaring Atapco Financial Services, Inc. to be a person not within the intent of the Advisers Act.

IN WITNESS WHEREOF, I hereunto set my hand, this 14th day of October, 2003.

By:



Lynn Wintriss
Managing Director

EXHIBIT B

VERIFICATION

STATE OF MARYLAND :ss:
CITY OF BALTIMORE

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated October 14, 2003, for and on behalf of Atapco Financial Services, Inc. (the "Company"); that she is the Managing Director of the Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information and belief.

ATAPCO FINANCIAL SERVICES, INC

By: Lynn Wintriss
Lynn Wintriss, Managing Director

On the 14th day of October, 2003, before me, Sharen Kerr, the undersigned Notary Public, personally appeared Lynn Wintriss, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal.

Sharen I. Kerr

My commission expires 4/29/06.

SHAREN I. KERR NOTARY PUBLIC BALTIMORE CITY, MD

EXHIBIT C - **PROPOSED NOTICE**

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ;

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Atapco Financial Services, Inc., a wholly owned subsidiary of American Trading and Production Corporation ("Atapco").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F) from Section 202(a)(11).

Summary of Application: Applicant requests an order declaring it is not a person within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on ______________________.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ________________, 2003, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 5th Street, N.W., Washington, D.C. 20549. Applicant, c/o David F. Freeman, Jr., Arnold & Porter, 555 Twelfth Street, NW, Washington, D.C. 20004.

For Further Information Contact: Marticha L. Cary, Attorney, or Jennifer L. Sawin, Assistant Director, at (202) 942-0716 (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant was organized as a Maryland corporation in 1999.

2. All of Atapco's outstanding stock is owned directly by, or for the exclusive benefit of, the lineal descendants of Jacob and Hilda K. Blaustein (the "Family").

3. Applicant serves as the family office for the Family. Applicant's current and intended future clients consist of (i) the immediate members of the Family and their spouses and former spouses and family members of the spouses, and (ii) the trusts, foundations, charitable organizations, partnerships, corporations, limited liability companies, and other entities created by them (all of which, other than charitable organizations and foundations, are wholly-owned and controlled by family members, family members of spouses of Family members).

4. Applicant provides family office services including facilitation of and assistance in estate planning; preparation and analysis of financial statements and financial planning packages; trust administration; record keeping; tax planning, reconciliation, preparation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians and others as needed. Applicant currently has six employees. The fees paid by the Applicant's Clients cover a portion of the salaries and expenses of the Applicant. Atapco pays the balance of such salaries and expenses.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . ." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that in the near future it will no longer qualify for any of the exemptions provided by Section 203(b). Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11).

4. Applicant asserts that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be a family office for the Family. Applicant represents that all of its clients have a close relationship with the Family. Applicant states that it has no public clients in the sense of retail investors or institutional clients, and that it has no plans, now or in the future, to solicit

or accept clients from the retail or institutional public. Applicant asserts that serving as the family office for the Family will be its exclusive mission.

5. Applicant states that it does not hold itself out to the public as an investment adviser. Applicant states that its name, which does not itself suggest investment advisory services, is not listed in any telephone book and appears only on the index of tenants located in the lobby of its building. Applicant represents that it does not engage in any advertising, attend investment management-related conferences as a vendor, or conduct any marketing activities.

6. Applicant states that its investment advisory activities in the context of the services described above constitute a small portion of, and are incidental to, its overall activities. Applicant states that its principal activities are not investment advisory in nature, and that the largest portion of its activities involve providing services that do not involve investment advice of any kind.

For the SEC, by the Division of Investment Management, under delegated authority.

Secretary